Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES SECOND QUARTER 2006
FINANCIAL AND OPERATING RESULTS

Calgary, August 9, 2006 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces the release of its second quarter 2006 financial and operating results. The unaudited financial statements, notes and MD&A are filed on SEDAR and are available on Harvest’s website on the ‘Financial Information – Quarterly Reports’ page. All figures reported herein are Canadian dollars unless otherwise stated. Readers are reminded that the second quarter results reflect the first full quarter of Harvest as a combined entity including three full months of operations from Viking Energy Royalty Trust, acquired in the first quarter.

Highlights:

  Record Cash Flows of $147.0 million ($1.45 per Trust Unit), an increase of 157% over the $57.2 million ($1.32 per Trust Unit) for the same period in 2005, and 46% higher than the $101.0 million ($1.23 per Trust Unit) recorded in the previous quarter;

  Daily production averaged 60,145 barrels of oil equivalent per day (boe/d), 75% higher than 34,463 boe/d recorded in the same period in 2005, and 13% higher than production reported in the first quarter. Higher volumes reflect additional production from Hay River drilling and pumping enhancements, well reactivations in Eastern Alberta and other successful optimization projects, slightly offset by downtime experienced due to extended turnarounds at third party operated processing facilities. At quarter end, Harvest had approximately 1,600 boe/d of production behind pipe which is expected to come on-stream through the third quarter;

  Declared cash distributions of $0.38 per Trust Unit for each month in the quarter resulting in a payout ratio of 79%;

  Reinvested $54.2 million in capital development, drilling and optimization to further our goal of enhancing the recoveries from our resource base, with 49% of the capital allocated to drilling and tie-in activities, and 30% to optimization work and facility enhancements that contribute to improved production efficiency. We drilled 23 net wells during the quarter, with a success rate of 100%, including 4 oil wells drilled in Southeast Saskatchewan, 3 oil wells drilled in each of Lloyd, Red Earth and Suffield, and 3 natural gas wells drilled at Markerville;

  Continued to advance our enhanced oil recovery projects at Suffield, Southeast Saskatchewan, and Wainwright with future pilot studies planned. Also acquired 17,280 acres of oil sands leases in the Red Earth area of Northern Alberta, supplementing our existing land and conventional production in the area, bringing our total oil sands holdings to approximately 26,200 acres;

  Subsequent to the end of the quarter, announced the $440 million acquisition of a private Canadian company, adding approximately 6,300 boe/d of natural gas and light crude oil production to Harvest’s portfolio and increasing the proved plus probable (P+P) reserve life index to 9.5 years. As a result of the acquisition, we increased our undeveloped land to 800,000 net acres, expanded our seismic inventory, and enhanced our portfolio of development and optimization projects; and

  Announced a $200 million bought deal equity financing to partially fund the acquisition including an underwriter’s option to increase the amount to $230 million.

Financial & Operating Highlights

The table below provides a summary of Harvest's financial and operating results for the three and six month periods ended June 30, 2006 and 2005, and the first quarter of 2006.

	Three Months Ended			Six Months Ended
($000s except where noted)	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenue, net (1)	233,128	131,432	102,007	364,560	118,545

Cash Flows (2)	147,010	100,971	57,217	247,981	109,904
Per Trust Unit, basic (2)	$1.45	$1.23	$1.32	$2.70	$2.57
Per Trust Unit, diluted (2)	$1.43	$1.22	$1.29	$2.66	$2.45

Net income	60,682	(33,937)	19,516	26,745	(23,554)
Per Trust Unit, basic (2)	$0.60	$(0.41)	$0.45	$0.29	$(0.55)
Per Trust Unit, diluted (2)	$0.60	$(0.41)	$0.44	$0.29	$(0.56)

Distributions declared	115,889	94,812	26,140	210,701	62,266
Distributions declared, per
Trust Unit	1.14	1.11	0.60	2.25	1.20
Payout ratio (2)(3)	79%	94%	46%	85%	47%
Capital asset additions
(excluding acquisitions)	54,230	103,239	26,154	157,469	49,377
Bank Debt	227,554	201,652	138,090	227,554	138,090

Production
Light to medium oil (bbl/d)	28,951	23,900	15,336	26,497	15,474
Heavy oil (bbl/d)	13,037	15,182	13,519	14,045	13,993
Natural gas liquids (bbl/d)	2,016	1,709	798	1,865	789
Natural gas (mcf/d)	96,848	73,337	28,857	85,158	27,990
Total daily sales volumes
(boe/day)	60,145	53,014	34,463	56,600	34,921
(1) Revenues are net of royalties and risk management contracts.
(2) These are non-GAAP measures; please refer to "Non-GAAP" measures in this MD&A
(3) Ratio of distributions declared to Cash Flows, excluding special distribution of $10.7 million settled with the issuance of Trust Units in 2005

Message to Unitholders

Harvest’s second quarter 2006 marks the first full reporting period incorporating the assets of Viking Energy Royalty Trust acquired in the first quarter. I am proud of the success of our team in completing the integration with Viking, and our focus continues to be on activities that support Harvest’s long term operational, financial and distribution sustainability.

Q2 Review

Our production volumes in the second quarter averaged 60,145 barrels of oil equivalent (boe) per day. Compared to our first quarter production volumes of 53,014 boe/d, second quarter production is 13% higher and a better reflection of our current productive capacity. Second quarter cash flow per unit was $1.45, 18% higher than the $1.23 reported in the previous quarter. At 79%, our second quarter payout ratio was within our expected range.

Our higher cash flow per unit was supported by crude prices that were 11% higher in the second quarter compared to the first quarter, as well as lower differentials for heavy oil. Relative to the first quarter, second quarter heavy oil prices were 52% higher, due in part to narrower differentials as the summer paving season commenced, as well as higher overall crude prices. Unfortunately, natural gas prices continued to weaken, as Alberta daily index prices were 20% lower in the second quarter compared to the first quarter, and continue to be significantly lower than levels realized late in 2005. After cash distributions and capital spending, we generated net Cash Flows of $26.9 million in the quarter, which was utilized to reduce bank debt and which reflected an increase of 76% compared to $6.4 million of net Cash Flows generated in the second quarter of 2005.

Second quarter production reflects volume additions from our Hay River drilling program which came on-stream in mid-quarter, as well as benefits realized from improved pumping technology implemented in the area. The positive gains from drilling in Hay River and other areas were partly offset by a scheduled turnaround at a third party processing facility that exceeded our budgeted downtime by more than two weeks. Although the facility came back on-stream late in the second quarter, our production volumes at the affected property were restored slightly below levels experienced prior to the turnaround.

Operational Sustainability

An important element of Harvest’s sustainability is the short, medium and longer term opportunities we see in our asset base. These opportunities are supported by our capital program, which is heavily weighted to drilling and production optimization projects in the short term. We are proud of the successes we have realized to date, including production growth from drilling and the identification of new productive trends in Southeast Saskatchewan; improved pumping performance with electric submersible pumps at Hay River; tighter downspace drilling in Markerville; and exciting drilling results and production growth in Ferrier.

During the second quarter, we drilled 23 net wells with a success rate of 100%, and year to date have drilled 93 net wells compared to 41 for the first six months in 2005. This substantial increase in drilling activity has moved Harvest into the top ten most active drillers in the Western Canadian Sedimentary Basin. The benefits of our size, extensive inventory of development projects, larger capital program and technical expertise are demonstrated in our ability to maintain an eight rig drilling program throughout the entire year. As such, we are not subject to rig availability and can maximize the efficiency of our program by moving rigs quickly to the opportunities offering the highest value within our asset base.

In the medium and longer term, Harvest is focused on innovative techniques to improve the recovery of the large hydrocarbon deposits situated on our working interest lands. With over 2 billion boe of original resource in place, and a total reserve recovery to date of only 25%, we are actively pursuing activities and technologies that can improve recovery from these pools. An incremental 10% improvement in recovery equates to an additional 200 million boe of produced reserves. Medium term initiatives include improved waterflooding at Hay River; water handling upgrades at Suffield; and well reactivations in Eastern Alberta. Over the longer term, we will continue to test and develop enhanced oil recovery projects including polymer, solvent and carbon dioxide flooding, pursue the Coal Bed Methane potential on our lands, and expand our existing inventory of oil sands opportunities.

During the quarter we acquired 27 sections (equivalent to 17,280 acres) of oil sands leases in our Northern Alberta area, adjacent to our Red Earth property. This acquisition is important to Harvest because it expands our rights in the area to include the oil sands horizon in addition to the conventional productive hydrocarbon zones, and brings our total oil sands leases to 26,200 gross and net acres. Management has extensive experience maximizing heavy oil and oil sands production, and these assets further contribute to our long-term sustainability goals.

We continue to seek opportunities to consolidate within our core areas, create new core areas, as well as identify unique opportunities that may arise domestically or internationally. Consistent with our success in the past, Harvest will continue to be opportunistic in our approach to acquisitions. Our goal is to undertake acquisitions that are accretive to reserves, production and cash flow per unit, rather than conform to a specific production mix, reserve life or geographic area. With the significant undrawn capacity under our credit facility, we are financially well positioned to continue taking advantage of future opportunities.

Financial Sustainability

Hedging continues to be an important part of Harvest’s risk management strategy. We attempt to establish price floors that provide sustainability, while still allowing for upside participation. In 2007, our hedging contracts have a floor price that is $10.81 higher than in 2006 with greater participation above the floor, which is expected to increase our cash flow in 2007 and reduce the payout ratio under current commodity price levels. For the balance of 2006, we have over 50% of our oil volumes hedged using contracts that provide for participation of approximately 55% above the average U.S.$45.47 floor price. In 2007, we have approximately 60% of our oil volumes hedged with greater than 73% participation above the U.S.$56.28 average floor price.

With the increase in our natural gas weighting over the past six months, we have also layered in some downside natural gas price protection with costless collars. For the balance of 2006, approximately 25% of our natural gas production is hedged with average floor and ceiling prices of $5.92 and $13.28, respectively, and approximately 11% of our estimated 2007 natural gas production is protected with average floor and ceiling prices of $6.00 and $13.03, respectively.

Our non-resident ownership has increased to approximately 44% at the end of the second quarter from approximately 33% at the end of the first quarter. We believe this increase reflects the ongoing interest in Harvest’s financial and operational sustainability, as well as our ongoing marketing efforts to new audiences. With our third quarter 2006 distributions announced at the Cdn$0.38 per unit level, Harvest offers unitholders sustainability as well as the potential for yield compression through price appreciation.

Recent Developments

On July 26, 2006, Harvest announced the $440 million acquisition of a private Canadian oil and natural gas company, adding approximately 6,300 boe/d of primarily natural gas production and 22.6 million boe of proved plus probable (P+P) reserves to our portfolio.

This acquisition elevates our P+P reserve life index to 9.5 years, provides significant multi-zone drilling and development opportunities, lightens up our crude oil mix and modifies our production weighting to approximately 70% crude oil / liquids, and 30% natural gas. The acquired properties fit well with Harvest’s existing assets in our Western Alberta core area, providing overlapping and adjacent lands in Sylvan Lake / Markerville, Willesden Green, Wilson Creek and Ferrier. This acquisition supports Harvest’s future development activities by increasing our total undeveloped land to approximately 800,000 net acres, and expanding our seismic inventory. It is also accretive to Cash Flow per unit, reserves per unit and production per unit, and is expected to raise our 2006 exit production to approximately 66,000 boe/d. Our capital expenditure program for 2006 has also been increased by $50 million to $300 million; $25 million allocated to the acquired properties, and $25 million to our existing assets for further crude oil development which will add incremental production and cost benefits in 2007.

Concurrent with the acquisition, we announced a $200 million bought deal equity financing in Canada, the proceeds of which were used to partially fund the acquisition, with the underwriters having an option to increase the amount to $230 million. The balance of the acquisition cost was financed through our existing credit facility, which will continue to have more than $400 million of undrawn capacity following closing of the acquisition and financing. Our balance sheet strength positions Harvest well to continue seeking out and capitalizing on acquisition opportunities as they arise.

Just after the end of the second quarter, a non-operated facility in the Sylvan Lake / Markerville area was shut down following a fire that damaged one of the compressors. Although Harvest was able to redirect a portion of our Markerville volumes shortly after the incident, approximately 3,500 boe/d of natural gas and liquids remained off-line until early August. Although the operator has restored the majority of its processing capabilities in Markerville, approximately 500 boe/d remains shut-in and is expected to come back on stream through the third quarter.

Conference Call & Webcast

To provide further discussion of our second quarter 2006 financial and operating results, Harvest will be hosting a conference call and Webcast at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on August 10th, 2006. Callers may dial 1-877-888-3490 (international callers or Toronto local dial 416-695-5259) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-888-509-0081 (international callers or Toronto local dial 416-695-5275) and entering passcode 626360.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is one of Canada’s largest energy royalty trusts. We are focused on identifying opportunities within the oil and natural gas sector to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow Cash Flow per unit. Harvest offers unitholders a sustainable trust with a reserve life index of 9.5 years, and current production weighted approximately 70% to crude oil and liquids and 30% to natural gas. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary President & CEO	Robert Fotheringham Vice President, Finance & CFO
Cindy Gray Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca